EXHIBIT 99.1

Infobird Co., Ltd Announces Filing of 2021 Annual Report on Form 20-F

BEIJING, May 16 2022 /PRNewswire/ -- Infobird Co., Ltd (Nasdaq: IFBD) (“Infobird”, or the “Company”), a software-as-a-service provider of AI-powered customer engagement solutions in China, today announced it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F, which contains Infobird’s audited consolidated financial statements for the fiscal year ended December 31, 2021, can be accessed through the SEC’s website at www.sec.gov or Infobird’s website at www.Infobird.com.

In addition, Infobird will provide a hard copy of its annual report on Form 20-F, containing its audited consolidated financial statements, free of charge to its shareholders upon request. Requests should be directed to Infobird Co., Ltd, Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102.

Total revenues for fiscal year 2021 was approximately $ 9.6 million, representing an approximately 33.7 % decrease from the same period in 2020. The decrease in revenues is primarily due to various factors including the impacts of COVID-19, the expiration of the customized cloud-based services contract and telecommunications services contract with China Guangfa Bank on June 30, 2020, and the time needed to transition into a standard cloud-based services focused business model. The Company reported a net loss mainly due to higher operating expenses compared with fiscal year 2020. In order to expand the market and provide competitive products to its clients, the Company expanded its marketing efforts and sales forces to target more potential customers and invested heavily to upgrade or expand standard cloud-based products in fiscal year 2021, especially after the completion of the Company’s initial public offering in April 2021. As a result, the Company’s selling expenses and research and development expenses both increased and together accounted for approximately 42.4% of the total operating expenses. The remaining operating expenses in 2021 were general and administrative expenses, where the increase was mainly due to amortization expenses, bad debt allowance, and long-lived assets impairment, which increase was primarily due to the delay of the Company’s construction progress in Guiyang and additional impairment on its tangible assets.

Fiscal year 2021 also marks the first stage of the Company’s strategy to transition to a focus on standard cloud-based services, and the Company believes it has made some positive progress with such transition. The Company’s standard cloud-based services revenue in 2021 increased by approximately 41.5% compared with that of the same period in 2020. The percentage of standard cloud-based services over the total revenue for the year ended December 31, 2021 also increased to approximately 20.6% compared with approximately 9.7% for the same period in 2020. The average revenue per user account for standard cloud-based services also increased for the year ended December 31, 2021, primarily due to growing client utilization of services as well increased demand for AI-related products offered by the company. In addition, the Company has expanded into various industries such as retail, healthcare and new energy vehicle industries and has engaged with several domestic and global leading enterprises by empowering them with its intelligent and digitalized customer engagement solutions.

Yimin Wu, chief executive officer and chairman of the Infobird board of directors commented, “Fiscal year 2021 marks a very important milestone to us. We successfully became a public listed company on Nasdaq and set the course for our business transition to standard cloud-based services as our key strategy for the near future. We have accumulated deep experiences in serving large enterprises in the past with high security and service levels. Part of our growth strategy revolves around leveraging our valuable know-how and capabilities to serve more clients of different sizes. Therefore, we believe our strategic transition from customized cloud-based services to standard cloud-based services will not only help us to expand the size of our addressable markets by accessing additional potential customer groups, but also empower more clients to transform their customer engagement in a more intelligent and digitalized way. To achieve this goal, we have set a clear go-to-market strategy to target both small to medium-sized businesses and mid-to-large enterprises with our telemarketing team and regional and industry sales teams while building a more solid foundation as an organization for standard cloud-based services expansion since 2021.”

“The transition journey has been exciting and there have also been days we encountered certain difficulties, but we faced them directly in order to drive solutions. We also want to recognize and thank all of our employees for many of the great achievements in 2021. Our standard cloud-based services have experienced growth and we have entered into agreements with some leading enterprises domestically and globally, which we believe will benefit us both in the short and long term. We expect that our revenue for standard cloud-based services will continue to increase in fiscal year 2022 as we move forward with our transition.”

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence-enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain, as they are based on current expectations and assumptions concerning future events or future performance of Infobird. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in Infobird’s SEC filings. These risks and uncertainties could cause Infobird’s actual results to differ materially from those indicated in the forward-looking statements.

CONTACT:
Infobird Co., Ltd
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors
wuym@infobird.com
86-010-52411819

Infobird Co., Ltd Investor Relations
TraDigital IR
Kevin McGrath
+1-646-418-7002
kevin@tradigitalir.com

SOURCE: Infobird Co., Ltd